                                 Exhibit 2.2
                           ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 25th day of January 1996, by and among LSI Acquisition, Inc., a Delaware corporation ("Purchaser"), and Stenograph Corporation, a Delaware corporation ("Seller").

                                 R E C I T A L S

      A. Seller owns and operates an unincorporated business unit commonly known as Litigation Sciences, Inc. (the "Business") from certain premises (collectively, the "Premises") situated at (i) 200 Corporate Pointe, Culver City, California, (ii) 1111 Bagby Street, Houston, Texas, (iii) 120 White Plains Road, Tarrytown, New York, (iv) 999 Peachtree Street, N.E., Atlanta, Georgia, (v) 225 West Washington Street, Chicago, Illinois, (vi) 110 Sutter Street, San Francisco, California, and (vii) Ten Post Office Square, Boston, Massachusetts.

      B. Purchaser desires to purchase and acquire from Seller, and Seller desires to sell and transfer to Purchaser, on the terms and conditions of this Agreement, substantially all of the assets of Seller used in connection with the Business.

                                A G R E E M E N T

     In consideration of the foregoing recitals and the mutual covenants and conditions contained herein, the parties, intending to be legally bound, agree as follows:

                                   ARTICLE 1
                          PURCHASE AND SALE OF ASSETS

     1.1 Purchase and Sale. Subject to the terms of this Agreement, at the Closing (as defined in Section 4.1, below), Seller shall sell, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, all of Seller's right, title and interest in and to all of the assets, rights and claims of Seller, which Seller is now using at the Premises, or the use of which is necessary to, and which have been used in, the current operation of the Business (collectively, the "Purchased Assets"), including, without limitation, the following:

         (a) Subject to Section 5.3(b), below, cash in the amount of $625,975 (the "Cash Assets");

         (b) All furniture, fixtures, equipment and other tangible personal property of the Business, as specified on Schedule 1.1(b) hereto (the "FF&E");

         (c) All work-in-process of the Business, and the unbilled services pertaining thereto, as specified on Schedule 1.1(c) hereto (the "Work-in-Process");

         (d) All contracts, licenses, leases, arrangements, understandings or other agreements, whether oral or written, related in any way to the Business or the Purchased Assets (the "Contracts"), as specified on
Schedule 1.1(d) hereto;

         (e) All Intellectual Property Rights (as defined in Section 2.13, below), including, without limitation, the name "Litigation Sciences, Inc.";

         (f) All prepaid items of the Business, including, but not limited to, prepaid taxes, prepaid expenses, deferred charges, advance payments, security deposits and other prepaid items related to the Business, as specified on Schedule 1.1(f) hereto (the "Prepaid Items");

         (g) All catalogs, price lists, product brochures and related sales materials utilized by Seller in connection with the Business;

         (h)    The Books and Records (as defined in Section 2.7, below);
                 and

         (i) To the extent assignable, all permits, licenses, approvals, authorizations, orders, consents and other rights relating to the conduct of the Business and the ownership or use of the Purchased Assets, as specified on
Schedule 1.1(i) hereto (the "Permits").

      1.2 Excluded Assets. Notwithstanding the foregoing, Seller shall not sell, assign or deliver to Purchaser, and the Purchased Assets do not include, any of the assets set forth on Schedule 1.2 hereto or any of Seller's assets other than the Purchased Assets (the "Excluded Assets").

      1.3 Purchased Assets Free of Liens. All of the Purchased Assets shall be transferred by Seller to Purchaser free and clear of all claims, liens, pledges, options, charges, security interests, restrictions, encumbrances or other rights of third parties, of any kind or nature ("Encumbrances") other than (a) liens for taxes, assessments or other governmental charges, and (b) filings made in connection with Purchased Assets by Seller (the "Permitted Encumbrances").

      1.4   Liabilities.

         (a) Pursuant to and in accordance with the Assignment and Assumption Agreement to be executed by Purchaser and Seller in the form attached as Exhibit C hereto, Purchaser shall, on and as of the Closing Date (as defined in Section 4.1, below), expressly assume, perform or otherwise discharge as the same shall become due in accordance with their respective terms, only the following liabilities and obligations of Seller with respect to the Business (collectively, the "Assumed Liabilities"):

                  (i) All liabilities and obligations of Seller related to deferred revenue of the Business as of the Closing Date, in the amount of $47,169, for the matters set forth in Schedule 1.4(a)(i) hereto;

                  (ii) All liabilities and obligations of Seller related to customer overpayments of the Business as of the Closing Date, in the amount of $45,169;

                  (iii) All liabilities and obligations of Seller related to retainers of the Business as of the Closing Date, in the amount of $19,829;

                  (iv) Subject to Section 5.1, below, all liabilities and obligations of Seller to complete and fully perform the Work-in-Process; and

                   (v) Subject to Section 1.6, below, all of Seller's liabilities and obligations under the Contracts which become due and payable or which are required to be performed after the Closing Date.

             (b) Notwithstanding anything to the contrary herein, or in any Schedule or Exhibit hereto, except for the Assumed Liabilities, Purchaser shall not assume any liabilities or obligations of Seller, whether arising before, on or after the Closing Date, and all such liabilities and obligations (the "Excluded Liabilities") shall remain the exclusive liabilities and obligations of Seller.

      1.5 Purchase Price. Subject to the terms hereof, the consideration for the sale, assignment and transfer of the Purchased Assets from Seller to Purchaser (the "Purchase Price") is (i) Purchaser's assumption of the Assumed Liabilities; and (ii) Purchaser's undertaking of certain additional obligations hereunder for the benefit of Seller, on the terms and subject to the conditions of this Agreement.

      1.6 Proration of Expenses. With regard to state and local personal property taxes payable with respect to the Purchased Assets, Seller will pay such taxes applying to the period up to the Closing Date and Purchaser will pay such taxes applying to any period from or after the Closing Date. With regard to payments due under Contracts and payments for services, including telephone, gas, electricity, water, sewage and other utilities relating to the Business, Seller will pay any charges applicable to the Business or Purchased Assets for all periods up to the Closing Date and Purchaser will pay any charges applicable to the Business or Purchased Assets for all periods on or after the Closing Date. If either party pays any amount which the other party is obligated to pay by this Section 1.6, the party making such payment shall be reimbursed within 10 business days after demand therefor.

      1.7 Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets in accordance with Exhibit A hereto. Seller and Purchaser each agree to report the sale of the Purchased Assets for federal and state income tax purposes in accordance with the allocations set forth on Exhibit A.

                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF SELLER

       Seller hereby represents and warrants to Purchaser that the following statements are true and correct as of the Closing Date:

      2.1 Organization and Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the requisite power and authority to own, lease and operate the Business and the Purchased Assets, to carry on the Business as presently conducted, and to consummate the transactions contemplated hereby. Seller is qualified to do business as a foreign corporation in each jurisdiction in which the character and location of its assets and the nature of the Business require such qualification, except in those jurisdictions in which the failure to so qualify would not have a material adverse effect on the Business. Litigation Sciences, Inc., a Delaware corporation ("LSI"), has no assets (other than its name and certain qualifications to do business as a foreign corporation in jurisdictions other than the State of Delaware (the "Qualified Jurisdictions")) and has no employees and has never conducted any business.

      2.2 Authorization of Seller. Seller has full corporate power, corporate authority and legal right and capacity to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary corporate action on the part of Seller. This Agreement is valid and binding upon Seller in accordance its terms, except as enforcement thereof may be limited by insolvency, bankruptcy, reorganization or other similar laws relating to creditors' rights generally or by general equitable principles.

      2.3 No Conflict or Violation. Neither the execution and delivery of this Agreement by Seller, nor the consummation of the transactions contemplated hereby, will result in (a) a violation of, or a conflict with, any of Sellers' charter documents; (b) a material breach of, or a material default under, any Contract to which Seller is a party (other than breaches or defaults arising from Seller's failure to obtain any required consent or approvals in connection with the assignments of Contracts contemplated hereby or the occupation rights of Purchaser contemplated hereby with respect to the Leased Premises (as defined in Section 5.2, below)); (c) to Seller's knowledge, a violation by Seller of any applicable law; (d) a violation by Seller of any order, judgment, injunction, decree or award to which Seller is a party or by which the Purchased Assets or the Business are bound, which violation would have a material adverse effect on the Business; or (e) an imposition of any Encumbrance.

      2.4 Consents and Approvals. No consent, Permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any governmental or regulatory authority, or any other person or entity (other than consents or approvals required in connection with the assignments of Contracts contemplated hereby or the occupation rights of Purchaser contemplated hereby with respect to the Leased Premises), is required to be made or obtained by Seller by virtue of its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, as to which the failure to obtain such approval would have a material adverse effect on the Business.

      2.5 No Adverse Actions. There is no pending or, to Seller's knowledge, threatened action, claim, suit, litigation, proceeding, arbitration, mediation or other dispute (an "Action"), affecting Seller or the Business which could reasonably be expected to affect the enforceability of this Agreement, or which could reasonably be expected to materially adversely affect the Business or Seller's ability to consummate the transactions contemplated by this Agreement.

      2.6 No Violation of Applicable Law. Seller is not in violation of any law with respect to its operation of the Business or affecting any of the Purchased Assets which violation would have a material adverse effect on the Business. Seller's operation of the Business and ownership and use of the Purchased Assets is in material compliance with all applicable laws. Seller has not received any notice from or otherwise been advised in writing that any governmental entity or other person is claiming any violation of any law in connection with Seller's operation of the Business.

      2.7 Books and Records. Seller has made and kept (and given Purchaser such access as Purchaser has desired to) the books and records of the Business (the "Books and Records"), which, taken as a whole, accurately and fairly reflect in all material respects the activities and transactions of the Business, the Purchased Assets, the Assumed Liabilities, and the financial condition of the Business.

      2.8 Financial Statements and Other Information. Seller has heretofore furnished to Purchaser copies of the unaudited balance sheets of the Business at December 31, 1995, and the related statement of income for the period then ended, a copy of which is attached hereto as Schedule 2.8 (the "Financial Statements"). The statement of income referred to in this Section
2.8 is complete and correct in all material respects, taken as a whole, and has been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the applicable period, and fairly presents the results of operations of the Business for the period covered by the statement of income.

      2.9 No Materially Adverse Change. Since December 31, 1995, there have been no changes in the financial condition of the Business, whether or not arising from transactions in the ordinary course of business, that, individually or in the aggregate, have been materially adverse to the earnings, properties or financial condition of the Business. Since December 31, 1995, the Business has been conducted in the ordinary course of business.

      2.10 Title to Purchased Assets. Seller either owns or holds under Contracts all of the material properties used by it in the Business and all such properties are included in the Purchased Assets. Seller has good and marketable title to all of the Purchased Assets owned by it, and to all leased interests in all assets leased by it, free and clear of all Encumbrances, other than the Permitted Encumbrances. All of the FFE and trademarks and servicemarks which Seller is now using at the Premises, or the use of which is necessary to, and which have been used in, the operation of the Business, is set forth on Schedules 1.1(b) and 2.13, respectively, hereto. Except for the Excluded Assets, all Work-in-Process, Contracts, Prepaid Items and Permits for the Business as of the Closing Date are set forth on Schedules 1.1(c), 1.1(d), 1.1(f) and 1.1(i), respectively, hereto.

      2.11 Contracts. All Contracts are legal, valid, binding and in full force and effect, and Seller has duly performed all of its material obligations under each Contract to the extent those obligations have accrued and no material default, violation or breach by Seller under any Contract has occurred, except with respect to any failure by Seller to obtain any consent to assignment that may be required under such Contracts in connection with the consummation of the transactions contemplated by this Agreement. Since December 31, 1995, Seller has not entered into any Contracts with respect to the Business with customers, vendors, suppliers, lessors or others other than those set forth on the Schedules hereto, except only in the ordinary course of the Business. True and complete copies of all Contracts, as amended to the Closing Date, have been furnished or made available to Purchaser. Seller has no outstanding Contracts with respect to the Business with customers, vendors, suppliers, lessors or others requiring payments in excess of $25,000 on an annualized basis, except for those listed on Schedule 2.11 hereto.

      2.12 Permits. All Permits are sufficient for the lawful ownership of the Purchased Assets and the lawful operation of the Business.

      2.13 Intellectual Property Rights. For purposes of this Agreement, "Intellectual Property Rights" shall mean all of Seller's rights in any (i) trademarks, service marks and trade names, copyrights, patents, and all renewals thereof, related to the Business; (ii) all registration and applications for registration for each of the foregoing; (iii) technology, know-how, trade secrets, proprietary data and confidential information (including, without limitation, ideas, development techniques, specifications, designs, proposals, financial and accounting data, business and marketing plans and related information), related to the Business; (iv) "ShowCase" and all other computer software (including both source and object code) and all related programming, systems, user and other documentation, related to the Business; and (v) all rights or obligations under any license agreement with any other party, related to the Business. The Intellectual Property Rights constitute all of the proprietary rights used by Seller in the operation of the Business as it is currently being conducted. Seller owns or rightfully possesses all of such Intellectual Property Rights which rights do not violate in any material respect the rights of third parties. Attached hereto as
Schedule 2.13 is a list of all of the trademarks and service marks related to the Business, true, correct and complete copies of which have been furnished or made available to Purchaser. To the extent the Intellectual Property Rights are licensed from third parties, such rights constitute valid and enforceable rights of Seller and will not cease to be valid and enforceable upon consummation of the transactions contemplated hereby. To Seller's knowledge, no third party is infringing or otherwise violating Seller's rights in and of the Intellectual Property Rights.

                                      ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

      Purchaser hereby represents and warrants to Seller as follows:

      3.1 Organization and Existence of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby.

      3.2 Authority of Purchaser. Purchaser has full corporate power, corporate authority and legal right and capacity to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all corporate action necessary on the part of Purchaser. This Agreement is valid and binding upon Purchaser in accordance with its terms, except as enforcement thereof may be limited by insolvency, bankruptcy, reorganization or other similar laws relating to creditors' rights generally or by general equitable principles.

      3.3 No Conflict or Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (a) a violation of, or a conflict with, Purchaser's charter documents; (b) to Purchaser's knowledge, a violation by Purchaser of any applicable law; or (c) a violation by Purchaser of any order, judgment, writ, injunction decree or award to which Purchaser is subject.

      3.4 Consents and Approvals. No consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any governmental or regulatory authority, or to Purchaser's knowledge, any other person or entity is required to be made or obtained by Purchaser by virtue of its execution, delivery and performance of this Agreement.

      3.5 No Adverse Actions. There is no pending or, to Purchaser's knowledge, threatened Action affecting Purchaser which could reasonably be expected to affect the enforceability of this Agreement or which could reasonably be expected to materially and adversely affect Purchaser's ability to consummate the transactions contemplated by, or to perform its obligations under, this Agreement.

                                  ARTICLE 4
                                 THE CLOSING

      4.1 Closing. The closing of the purchase and sale of the Purchased Assets (the "Closing" or "Closing Date") shall take place concurrently with the execution and delivery of this Agreement at the offices of Riordan & McKinzie, 695 Town Center Drive, Suite 1500, Costa Mesa, California 92626, on January 25, 1996.

      4.2 Seller's Obligations. At the Closing, Seller shall deliver to Purchaser the following:

         (a) Cash by wire transfer to Purchaser' account, in the amount of $625,976, in full satisfaction of the obligation to deliver the Cash Assets referred to in Section 1.1(a), above;

            (b) The Bill of Sale attached hereto as Exhibit B, duly executed by Seller;

            (c) The Assignment and Assumption Agreement attached hereto as Exhibit C, duly executed by Seller;

            (d) Consents to Assignment in the form attached hereto as Exhibit D, with respect to the employment agreements between Seller and Adrian
D. Heryford, Philip Wirzbicki and Julian O. von Kalinowski, duly executed by Seller and Adrian D. Heryford, Philip Wirzbicki or Julian O. von Kalinowski, as appropriate;

            (e) The Assignment of Trademarks in the form attached hereto as Exhibit E, duly executed and acknowledged by Seller;

            (f) The License Agreement attached hereto as Exhibit F, duly executed by Discovery Products, Inc., a Delaware corporation ("DPI");

            (g) The License Agreement attached hereto as Exhibit G, duly executed by Legal Technologies, Ltd., a United Kingdom corporation ("LTL"); and

            (h) Such other customary closing certificates and documents as may be reasonably requested by Purchaser or its counsel.

      4.3 Purchaser's Obligations. At the Closing, Purchaser shall deliver to Seller the following:

            (a) The Assignment and Assumption Agreement attached hereto as Exhibit C, duly executed by Purchaser;

            (b) Consents to Assignment in the form attached hereto as Exhibit D, with respect to the employment agreements between Seller and Adrian
D. Heryford, Philip Wirzbicki and Julian O. von Kalinowski, duly executed by Purchaser;

            (c) The License Agreement attached hereto as Exhibit F, duly executed by Purchaser;

            (d) The License Agreement attached hereto as Exhibit G, duly executed by Purchaser;

            (e) The Guaranty attached hereto as Exhibit H, duly executed by Thomas T. Gores and consented to by Holly Gores (the "Guaranty"); and

            (f) Such other customary closing certificates and documents as may be reasonably requested by Seller or its counsel.

                                    ARTICLE 5
                            POST CLOSING OBLIGATIONS

      5.1 Work-in Process. At its option, Purchaser shall (a) complete and fully perform all Work-in-Process, in accordance with and subject to the terms and conditions of the applicable Contracts thereto; (b) make such other arrangements with respect to any of such Work-in-Process as may be agreed to by Purchaser and the client for whom such Work-in-Process is to be completed by Seller; provided, however, that no such arrangement shall leave Seller with any residual liability for the completion of such Work-in-Process; or (c) pursuant to the request of the client for whom such Work-in-Process is to be performed, cease any work in connection with such client's Work-in-Process.

      5.2 Facility Leases. Seller will allow Purchaser to occupy each of the Premises described in Schedule 5.2 hereto (the "Leased Premises") on and from the Closing Date through the period ending on April 30, 1996. Such occupancy will be at no cost or expense to Purchaser; provided, however, that Purchaser shall be responsible for (a) all expenses in connection with such occupancy that are either (i) utilities costs which are not included in, or are separately listed from, rent for the Leased Premises, or (ii) other costs billed directly to Purchaser, and (b) all damage and injury, reasonable wear and tear excepted, to the Leased Premises occupied by Purchaser during the period that Purchaser so occupies the Leased Premises. By March 31, 1996, Purchaser shall vacate that portion of each of the Leased Premises in excess of the square footage listed in Schedule 5.2 hereto (the "Reduced Square Footage"). By April 30, 1996, Purchaser shall, with respect to each of the Leased Premises (other than 110 Sutter Street, San Francisco, California), either (a) enter into a sublease agreement with Seller pursuant to which Purchaser will sublet the Reduced Square Footage for each of the Leased Premises, or (b) vacate such Leased Premises. Any sublease agreement will (i) be at the annual rental rate that is specified in Schedule 5.2, (ii) commence on a date no later than May 1, 1996 and end no earlier than April 30, 1999,
(iii) require Purchaser to vacate the Leased Premises upon 90 days prior written notice from Seller or, in the event that Purchaser is unwilling to so vacate the Premises, provide that the annual rental rate for the Leased Premises shall automatically increase to the full amount, including all costs and expenses, for which Seller is then itself paying to lease the Leased Premises, (iv) be subject to a guaranty from Thomas T. Gores in form and substance reasonably satisfactory to Seller to guarantee Purchaser's performance of its obligations under the sublease agreement; and (v) otherwise be on terms and conditions reasonably satisfactory to each of the parties. Notwithstanding the foregoing, at any time after January 31, 1996, regardless of whether Seller and Purchaser have entered into the aforementioned sublease agreement, Purchaser, upon 90 days' prior written notice from Seller, shall vacate the Leased Premises situated at (a) 1111 Bagby Street, Houston, Texas, and/or (b) 120 White Plains Road, Tarrytown, New York.

      5.3     LSI Employees.

          (a) Immediately after the Closing, Purchaser shall make offers of employment, in a form mutually agreeable to Purchaser and Seller, to each employee of Seller set forth on Schedule 5.3 hereto (the "LSI Employees") for a minimum term equal to the period of time that is required for Purchaser to compensate the LSI Employee, whether in the form of salary, wages, bonuses or other compensation (excluding benefits), in an amount that is equal to the severance benefits due and payable by Seller to such LSI Employee as of the Closing Date, as set forth on Schedule 5.3 hereto. Purchaser shall also offer to credit each LSI Employee with accrued vacation equal to the amount of vacation that each LSI Employee has accrued pursuant to Seller's vacation policy as of the Closing Date, as set forth on Schedule 5.3 hereto. Notwithstanding the foregoing, Seller acknowledges and agrees that Purchaser is not hereby assuming, and Purchaser shall not be responsible for, any liability or obligation of Seller arising out of or in connection with Seller's failure to pay any of the LSI Employees any accrued severance or vacation pay at the time such LSI Employee is terminated by Seller. Except as provided in this Section 5.3, Purchaser shall have no liability whatsoever on account of any LSI Employee's previous employment by Seller, nor shall Purchaser assume or otherwise be responsible for any past or future obligation of Seller to such LSI Employees. Seller acknowledges that, except as provided in this Section 5.3, it shall be solely responsible for discharging any such liability to such LSI Employees, including, but not limited to, any payment, compensation or other benefit under any severance, vacation, sick pay, employee benefit, medical, insurance, bonus or similar plan or arrangement and shall indemnify and hold harmless Purchaser with regard to such liabilities, subject to and in accordance with the procedures set forth in Section 5.5, below.

          (b) If, for whatever reason, any LSI Employee has not accepted employment with Purchaser by properly executing and delivering his or her acceptance of Purchaser's offer of employment within five business days after the Closing Date, then, in such event, the Cash Assets shall be adjusted downward by (i) the amount, on a dollar-for-dollar basis, of the severance benefits paid such LSI Employee by Seller through the Closing Date, as set forth on Schedule 5.3 hereto, and (ii) $0.75 for each dollar of the amount of the accrued vacation benefits paid such LSI Employee by Seller through the Closing Date, as set forth on Schedule 5.3 hereto. The amount of any such adjustment shall be paid to Seller by Purchaser within 10 business days after the Closing Date in cash, by certified check, or by wire transfer of immediately available funds to an account designated by Seller.

      5.4     Other Party's Property.

          (a) Any amounts or other property (including accounts receivable) paid to or received by either party which are the property of the other party shall be paid or delivered by the receiving party to the other party within 10 business days after receipt of such amounts or such other property. If any party, upon five business days after receipt of written demand from the other party, shall fail to pay over such amounts or other property as required by this Section 5.4(a), then interest shall accrue on the amounts due or the fair market value of such other property until paid at an annual rate of interest of 8%.

          (b) After the Closing, Seller and Purchaser shall jointly send a letter to each of the accounts receivable obligors, instructing them to remit all payments and other items in respect of such accounts receivable (i) to Seller, but only with respect to accounts receivable that are Excluded Assets ("Seller's Receivables"), and (ii) to Purchaser, but only with respect to accounts receivable that are not Excluded Assets. The parties shall apply all payments received from accounts receivable obligors in accordance with each of such accounts receivable obligor's instructions. If, however, no instructions are given, then all such payments shall be applied to the oldest invoices first. Each month, Seller shall provide Purchaser with a list of all outstanding Seller's Receivables and Purchaser, within 10 business days after its receipt of Seller's list, shall notify Seller in writing of all payments received by Purchaser, if any, with respect to the obligors set forth on Seller's list, together with copies of all instructions, if any, of such account receivables obligors regarding the manner in which its payments should be applied to the accounts receivables.

      5.5     Indemnification.

          (a) Seller shall indemnify, defend and hold harmless Purchaser from and against any claim, demand, obligation, liability, loss, cost, damage or expense, including interest, penalties and reasonable attorneys', accountants' and experts' fees (collectively, "Damages"), caused by or arising out of the following: (i) any breach of a representation, warranty or covenant made by Seller herein, or in any certificate or other instrument delivered by or on behalf of Seller pursuant hereto; (ii) any of the Excluded Liabilities; or (iii) Purchaser's failure to comply with any applicable bulk transfer act.

          (b) Purchaser shall indemnify, defend and hold harmless Seller from and against any Damages caused by or arising out of (i) any breach of a representation, warranty or covenant made by Purchaser herein, or in any certificate or other instrument delivered by or on behalf of Purchaser pursuant hereto, or (ii) any of the Assumed Liabilities.

          (c) Notwithstanding any provision to the contrary contained in this Agreement, the indemnifying party shall not be obligated to indemnify the indemnified party for any Damages caused by or arising out of any breach of a representation or warranty made by the indemnifying party herein, and neither party shall be entitled to make any claim for Damages due to any breach of a representation or warranty made by the other party herein, or in any certificate or other instrument delivered by or on behalf of such other party pursuant hereto, unless and until the amount of all such Damages, in the aggregate (but only counting Damages due to breaches of representations and warranties once even though the injured party may have a claim directly and under the above indemnity), shall be equal to $25,000, and then only to the extent of such excess.

          (d) All representations and warranties made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing for 120 days. All covenants made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing.

      5.6 Announcements. Seller and Purchaser will cooperate with respect to and mutually agree on any public announcements or other widely disseminated communications that may be made to employees, suppliers and customers of the Business concerning the transaction contemplated herein. Neither party will, without the prior approval of the other party, which approval will not be unreasonably withheld or delayed, issue any press release or public statement or make any public disclosure of the existence, contents or terms of this Agreement, or any of the arrangements contemplated hereby, except to the extent required by applicable law or a listing agreement with a national securities exchange. The parties will advise and confer with each other prior to the issuance of any releases or statements required to fulfill any legally-mandated public disclosure obligations or any obligations of a listing agreement with a national securities exchange.

      5.7 Customer Information. Upon the Closing, Purchaser will have access to certain customer information, including, without limitation, the work-product for such customers, which is confidential and proprietary to such customers. Accordingly, Purchaser shall not, directly or indirectly, in any manner or form disclose, provide, utilize or otherwise make available in any manner in whole or in part any such information which is confidential to such customers other than to Purchaser's employees in the normal scope of their employment, or to other agents performing services for Purchaser in connection with the services performed by Purchaser for such customer, or as otherwise directed by such customers. In the event any customer requests that its confidential and proprietary information, including any applicable work-product, be returned to it, Purchaser shall promptly comply with such requests in a prompt and timely manner.

      5.8     Non-Compete Covenant.

          (a) The parties agree that, for a period of three years from the Closing Date, neither Seller nor its parent company nor any of the parent's majority-owned subsidiaries will, without the prior written consent of Purchaser, directly or indirectly, own, manage, finance, operate, control or participate in the ownership, management, financing, operation or control of, or be employed or connected in any manner with, any business competitive with the Business. For purposes of this Agreement, a business is "competitive with the Business" if the business is (i) soliciting for a competitive product or service of the Business or taking away as a client or customer any person that was a client or customer of the Business during the 12 month period immediately preceding any such act; (ii) initiating or soliciting the hiring or taking away of any employee related to the Business either on behalf of itself or any other person or entity; or (iii) entering into or attempting to enter into any business substantially similar to or competing in any way with the Business, either alone or with any individual, partnership, corporation or association.

          (b) Notwithstanding any provision of this Section 5.8 to the contrary, neither (i) the ownership or acquisition by Seller or its parent company or any of the parent's majority owned subsidiaries of less than 5% of the outstanding stock of any publicly traded company, nor (ii) the use of Showcase by DPI or LTL, to the extent permitted under and pursuant to each of the license agreements set forth in Sections 4.2(e) and (f) above, shall, in either case, constitute a violation of this Section 5.8.

          (c) Seller agrees that Purchaser shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to temporary, preliminary and/or permanent injunctive and other equitable relief to prevent or curtail any breach of this Agreement, without proof of actual damages that have been or may be caused to Purchaser by such breach or threatened breach.

      5.9 Access to Records. After the Closing, upon reasonable notice, Purchaser shall afford to Seller, its predecessor-in-interest and their attorneys, accountants, officers and other representatives reasonable access during normal business hours to Books and Records relating to the Business and the Purchased Assets to the extent they relate to a period prior to the Closing (and shall permit such persons to examine and copy such Books and Records at such person's expense to the extent reasonably requested by such person) in connection with financial reporting and tax matters (including financial and tax audits and tax contests) and other matters reasonably related to Seller's purchase of the Business. Purchaser shall retain all schedules, work papers and all material records or other documents relating to tax matters of the Business and the Purchased Assets for the first taxable year or other taxable period ending after the Closing and for all prior taxable years or other taxable periods until the later of (a) seven years after the later of the filing or the due date of the applicable return, or (b) the expiration of all applicable statutes of limitation, and provide Seller and its predecessor-in-interest with any record or information (including making employees available to such other party for reasonable periods of time provided it does not significantly disrupt such employees' normal duties for an extended period of time) which may be relevant to such return, audit, proceeding or determination. Unless otherwise notified by Seller, prior to December 31, 2003, Purchaser shall not destroy or dispose of or allow the destruction or disposition or any Books and Records relating to the Business and the Purchased Assets on or prior to the Closing, without first having offered in writing to deliver such books, records and files to Seller. Purchaser shall be entitled to dispose of the Books and Records described in such notice if Seller shall fail to request copies of such books, records and files within 120 days after receipt of the notice described in the preceding sentence.

      5.10 Litigation Cooperation. If Seller or its predecessor-in-interest shall become engaged or participate in any Action with respect to the Purchased Assets or the Business as conducted on or prior to the Closing, Purchaser shall cooperate in all reasonable respects with Seller and its predecessor-in-interest in connection therewith, including, without limitation, making reasonably available to Seller and its predecessor-in-interest relevant records and employees of Purchaser which or who may be helpful with respect to such Action; provided that Purchaser shall not be obligated to make its employees available to Seller and its predecessor-in-interest in any manner that would significantly disrupt such employees' normal duties for an extended period of time. Seller agrees to reimburse Purchaser for any reasonable out-of-pocket expenses incurred in connection with the foregoing.

      5.11 Financial Reporting and Audit Cooperation. Upon Seller's written request and agreement to pay for reasonable out-of-pocket expenses incurred, Purchaser shall cause its employees and agents to, within a reasonable time after any request, cooperate reasonably with and reasonably assist Seller or its predecessor-in-interest in connection with any other financial reporting (including financial and tax audits) consistent with the past practices for similar activities; provided that Purchaser shall not be obligated to make its employees available to Seller or its predecessor-in-interest in any manner that would significantly disrupt such employees' normal duties for an extended period of time.

      5.12 Expenses. Each of the parties shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement, including, without limiting the generality of the foregoing, fees and expenses of its own financial consultants, brokers, investment bankers, accountants and counsel.

      5.13 Abandonment of Names. Within 10 business days after the Closing Date, Seller shall take all necessary action to (a) change in the State of Delaware and any Qualified Jurisdictions the name of LSI to a name other than "Litigation Sciences, Inc." or any variation thereof, and (b) withdraw, abandon and surrender its use of the fictitious business names, "Litigation Sciences, Inc," "LSI," or any variation thereof, wherever Seller has made such a fictitious business name filing.

      5.14 Further Assurances. Each party will execute, acknowledge and deliver any further instruments reasonably requested by the other party, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by the other party, for the purpose of carrying out the terms of this Agreement, including the selling, assigning and delivering to Purchaser of any or all property to be sold, assigned and delivered by this Agreement. Without limiting the generality of the foregoing, to the extent that the assignment of any Contract or any Intellectual Property Right to be assigned hereunder requires the consent of a third party, Seller agrees that it will use all reasonable efforts to obtain a written consent from such third party to the assignment of all such Contracts and Intellectual Property Rights, and if such consent is not obtained, Seller will cooperate with Purchaser in any reasonable arrangement designed to provide Purchaser the benefits under any such Contract and Intellectual Property Right.

                                   ARTICLE 6
                            MISCELLANEOUS PROVISIONS

      6.1 Entire Agreement. This Agreement, together with the agreements referred to herein and the Schedules and Exhibits hereto and thereto, set forth the entire agreement between the parties with regard to the subject matter of this Agreement.

      6.2 Governing law. The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of California.

      6.3 Amendment. This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns.

      6.4 Assignment. Neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of law or otherwise), in whole or in part, by any party without the prior written consent of all other parties.

      6.5 Successors and Assigns. Each of the terms, provisions and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.

      6.6 Notices. All notices made under this Agreement shall be in writing, correctly addressed to the recipient at the addresses set forth under such recipient's signature on the signature page hereto and shall be deemed to have been duly given; (a) upon delivery, if served personally on the party to whom notice is to be given; or (b) on the date or receipt, refusal or non-delivery indicated on the receipt if mailed to the party to whom notice is to be given by first class mail, registered or certified, postage prepaid, or by air courier.

      6.7 Severability. Should any provision of this Agreement or the application thereof be judicially declared to be or becomes illegal, invalid, unenforceable or void, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

      6.8 Cumulative Remedies. No remedy made available hereunder by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

      6.9 Warranty of Authority. Each of the individuals signing this Agreement on behalf of a party warrants and represents that such individual is duly authorized and empowered to enter into this Agreement and bind such party hereto.





                      [rest of page intentionally left blank]

      6.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

      IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first set forth above.

"SELLER":                                 "PURCHASER":

STENOGRAPH CORPORATION,                      LSI ACQUISITION, INC.,
a Delaware corporation                a Delaware corporation


By:/s/James H. DeVries                By:/s/Thomas T. Gores
   -----------------------                   --------------------------
    James H. DeVries                      Thomas T. Gores
    Vice Chairman                         President

Address:                              Address:
One East Wacker Drive                 13601 Ventura Boulevard, Suite 121
Chicago, Illinois  60601              Sherman Oaks, California  91423
Phone No.:  (312) 467-6755            Phone No.:  (818) 380-9240
FAX No.:    (312) 467-1356            FAX No.:    (818) 380-9249



                           LIST OF EXHIBITS AND SCHEDULES




EXHIBITS:

      A       Allocation of Purchase Price
      B       Bill of Sale
      C       Assignment and Assumption Agreement
      D       Form of Consent to Assignment
      E       Assignment of Trademarks
      F       License Agreement (DPI)
      G       License Agreement (LTL)
      H       Guaranty




SCHEDULES:

      1.1(b)      FF&E
      1.1(c)      Work-in-Process
      1.1(d)      Contracts
      1.1(f)      Prepaid Items
      1.1(i)      Permits
      1.2          Excluded Assets
      1.4(a)(i)   Deferred Revenue
      2.8          Financial Statements
      2.11         Material Contracts
      2.13         Intellectual Property Rights
      5.2          Leased Premises
      5.3          LSI Employees